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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34743

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING ___12/31/03___

<p align="center">MM/DD/YY   MM/DD/YY ·</p>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AUSTIN SECURITIES INC.

RECD S.E.C.
MAR 0 1 2004

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

69-39 AUSTIN ST.

<p align="center">(No. and Street)</p>

FOREST HILLS	NY	11375
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN MITCHELL   718-268-7666

<p align="right">(Area Code – Telephone Number)</p>

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER, LLP

<p align="center">(Name – if individual, state last, first, middle name)</p>

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

<p align="center">2A</p>

OATH OR AFFIRMATION

I, __BRIAN MITCHELL_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AUSTIN SECURITIES, INC_____ , as of _____ DECEMBER 31 , 20 _03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 20 06
```

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2B



AUSTIN SECURITIES, INC.

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

AUSTIN SECURITIES, INC.

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Austin Securities, Inc.:

We have audited the accompanying statement of financial condition of Austin Securities, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Austin Securities, Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

February 25, 2004

-2-

AUSTIN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 72,738
Receivable from clearing ogranization	98,084
Deposit with clearing organization	100,030
Securities owned, at market value	37,400
Security deposit	7,000
Office furniture and equipment, net of accumulated depreciation of $ 42,322	1,330
TOTAL ASSETS	**$ 316,582**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 27,440
Accrued taxes	3,100
TOTAL LIABILITIES	30,540

Commitments

Subordinated borrowings	25,000

Shareholders' equity:

Common stock, no par value; authorized 200 shares,	
100 shares issued and outstanding	91,887
Additional paid-in capital	318,810
Accumulated deficit	(149,655)
TOTAL SHAREHOLDERS' EQUITY	261,042
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 316,582

The accompanying notes are an integral part
of this financial statement.

NOTE 1 -   **ORGANIZATION AND NATURE OF BUSINESS**

Austin Securities, Inc. (the "Company") was incorporated in the State of New York May 1, 1985. The Company is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission.

All transactions for the Company's customers are cleared through a carrying broker-dealer (the "clearing organization") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2003, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non-performance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

NOTE 2 -   **SIGNIFICANT ACCOUNTING POLICIES**

Cash equivalents consist of cash held in a money market account at the clearing broker.

The Company records proprietary securities transactions in regular-way trades and related profit and loss arising from these transactions on the settlement date. Customers' securities and commodities transactions are reported on a settlement date basis, as well as the related commission income and expenses. Securities owned at market value and revenues and expenses would not be materially different if reported on a trade date basis.

Marketable securities owned and securities sold, not yet purchased are valued at quoted market prices. From time to time, the Company sells securities which it has not yet purchased. Securities sold and not yet purchased represent an obligation of the Company to deliver specific equity securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

Office furniture and equipment are depreciated on a straight line basis over their estimated useful lives. Leasehold improvements are being amortized over their estimated useful lives.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

NOTE 2 -   CONTINUED

and disclosure of contingent assets and liabilities as of December 31, 2003, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 -   · RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2003 and paid in January 2004, and residual balances from the Company's trading activity. The deposit is required by the clearing agreement.

NOTE 4 -   INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal or State income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The Company is subject to minimum state and local tax on income.

NOTE 5 -   COMMITMENTS

The Company leases office space under an operating lease which expires June 1, 2009. After June 1, 2000, the rent may be adjusted based on the Consumer Price Index. Future minimum annual payments required as of December 31, 2003 over the term of the current lease are as follows:

Year ended December 31	Minimum lease payments
2004	42,000
2005	42,000
2006	42,000
2007	42,000
2008	42,000
2009	17,500
	$ 227,500

NOTE 6 -   **SUBORDINATED BORROWINGS**

At December 31, 2003, the Company had borrowings of $25,000 which were unconditionally subordinated to all claims of general creditors pursuant to a written agreement. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. The agreement is scheduled to mature on May 30, 2007. The interest rate on the loan is 10 %.

NOTE 7 -   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $268,756 which was $168,756 in excess of its required net capital of $100,000. The Company's net capital ratio was .11 to 1.

NOTE 8 -   **SUBSEQUENT EVENT**

The Company's operating agreement calls for mandatory redemption of a member's interest in the event of death or disability. In accordance with Statement of Financial Accounting Standard No. 150, as of January 1, 2004, all of the members' equity has been reclassified as a liability. Until such time as the members' modify the operating agreement, which they intend to do, the newly characterized liability is treated similar to equity for net capital purposes.